UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Notice of Results of Special Series “B” Stockholders’ Meeting.
2.	Notice of Results of Ordinary Annual General Stockholders’ Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: May 10, 2019

Item 1

SUMMARY OF RESOLUTIONS

BANCO SANTANDER MÉXICO, S.A.,

INSTITUCIÓN DE BANCA MÚLTIPLE,

GRUPO FINANCIERO SANTANDER MÉXICO.

SPECIAL SERIES “B” STOCKHOLDERS' MEETING

APRIL 29, 2019

_____________________________________________________________

R E S O L U T I O N S

FIRST.- “The Special Series “B” Stockholders’ Meeting of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México approves the designation of Ms. Gina Lorenza Diez Barroso Azcárraga as Independent Director and of Mr. Guillermo Jorge Quiroz Abed as Independent Alternate Director for this Series of shares.

Likewise, the Special Series “B” Stockholders’ Meeting also approves the designation of Ms. María de Lourdes Melgar Palacios as Independent Director and Mr. Joaquín Vargas Guajardo as Independent Alternate Director for this Series of shares.

SECOND.- “The Special Series “B” Stockholders’ Meeting of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México approves the ratification of the rest of the representatives of this Series of shares on the Board of Directors of the Company.”

THIRD.- “By virtue of the resolutions above, the representatives of the Series "B" shares on the Board of Directors of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, shall be the following:

Independent Series “B” Directors
Mr. Antonio Purón Mier y Terán	Mr. Jesús Federico Reyes Heroles González Garza
Mr. Fernando Benjamín Ruíz Sahagún	Mr. Rogelio Zambrano Lozano
Mr. Alberto Torrado Martínez	Mr. Guillermo Francisco Vogel Hinojosa
Ms. María de Lourdes Melgar Palacios	Mr. Joaquín Vargas Guajardo
Ms. Gina Lorenza Diez Barroso Azcárraga	Mr. Guillermo Jorge Quiroz Abed

FOURTH. -“The Special Series “B” Stockholders’ Meeting of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, accepts the resignation of Mr. José Antonio Quesada Palacios to the position of Statutory Auditor and Mr. Eduardo Gómez Alcalá to the position of Alternate Statutory Auditor and approves the designation of Mr. José Carlos Silva Sánchez Gavito as the new Statutory Auditor representing of the Series "B" shares.”

FIFTH.- “Mr. Marcos Alejandro Martínez Gavica, Mr. Héctor Blas Grisi Checa, Mr. Fernando Borja Mujica and Ms. Rocío Erika Bulhosen Aracil are hereby appointed as Special Delegates of this Meeting, so that any of them, in the name and behalf of the Company, may appear before a Notary Public of their choice in order to formalize all or part of the Minutes of this Meeting and, if they consider it necessary or convenient, to carry out all other actions that may be necessary in order to comply with the resolutions adopted by the Meeting.

Likewise, the Secretary and Assistant Secretary of the Board of Directors of the Company are empowered to issue simple or certified copies of these Minutes as if requested.”

Item 2

SUMMARY OF RESOLUTIONS

BANCO SANTANDER MÉXICO, S.A.,

INSTITUCIÓN DE BANCA MÚLTIPLE,

GRUPO FINANCIERO SANTANDER MÉXICO.

ORDINARY ANNUAL GENERAL STOCKHOLDERS' MEETING.

APRIL 29, 2019.

__________________________________________________________________

R E S O L U T I O N S

FIRST.- “The report presented by the President of the Board of Directors of the Company in accordance to the provisions in article 172 of the General Law on Trade Companies at the Meeting with respect to the transactions carried out during the year ended on December 31, 2018 is considered and approved. A copy of the report shall be attached to the minutes of this Meeting.”

SECOND.- “The Consolidated Financial Statements of the Company and its subsidiaries, prepared pursuant to the criteria of CNBV as of and for the year ended December 31, 2018 as they were presented at the Meeting and published in the newspaper “El Economista” in this city on March 27, 2019, are presented and fully approved. A copy of the financial statements shall be attached to the minutes of this Meeting.”

THIRD.- “The Financial Statements of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, prepared pursuant to the rules and criteria of the IFRS as of and for the year ended December 31, 2018, are presented and fully approved. Such Financial Statements shall be delivered to the Securities Exchange Commission (SEC) and the New York Stock Exchange (NYSE).”

FOURTH.- “The report of the Statutory Auditor of the Company with respect to the Financial Statements of the Company for the year ended on December 31, 2018 is acknowledged and approved. A copy of such report shall be attached to the minutes of this Meeting.”

FIFTH.- “All the procedures and actions performed by the Board of Directors, by the Chief Executive Officer, the Secretary, Assistant Secretary, Statutory Auditors as well as the External Auditor of the Company, during the execution of their duties for the year ended on December 31, 2018 are hereby expressly approved and ratified and they are thanked for all the services provided during such year.”

SIXTH.- “Given that the Financial Statements approved at this Meeting report a "Net Income" for year 2018 of Mx$19,583’516,375.00 (nineteen thousand five hundred eighty three million five hundred sixteen thousand three hundred and seventy five Mexican pesos), the following distributions are approved:

➢  From the “Net Income” for the year of the Company on a stand-alone basis, the amount of Mx$1,529’994,401.00 (one thousand five hundred twenty nine million nine hundred ninety four thousand four hundred and one Mexican pesos) shall be applied to the item “Legal Reserve”.

➢  From the “Net Income” for the year of the Company on a stand-alone basis, the amount of Mx$13,769’949,607.00 (thirteen thousand seven hundred sixty nine million nine hundred forty nine thousand six hundred and seven Mexican pesos) shall be applied to the item "Income from Previous Years”.

➢  From the profit for the year of the subsidiaries of the Company, an amount of Mx$4,283’572,367.00 (four thousand two hundred eighty three million five hundred seventy two thousand three hundred and sixty seven Mexican pesos), shall be applied to the item “Income from Previous Years”.

SEVENTH.- “The Stockholders' Meeting acknowledges and approves the ratification of the fund for the repurchase of stocks of the Company, pursuant to the provisions in article 56 paragraph IV of the Mexican Securities Market Law and pursuant to the policies approved by the Board of Directors of the Company for an amount of Mx$12,800’000,000.00 (twelve thousand eight hundred million Mexican pesos) and it is approved that the fund shall be financed from the item "Income from Previous Years", which fund shall not exceed the total balance of the net income of the Company, including those from previous years”.

EIGHTH.- “The Stockholders' Meeting approves the report presented by the Chief Executive Officer of the Company on the status of the business for the year 2018, pursuant to the provisions of the General Law on Trade Companies. A copy of the report shall be attached to the minutes of this Meeting.”

NINTH.- “The Stockholders' Meeting acknowledges the Opinion issued by the Board of Directors on the content of the report prepared by the Chief Executive Officer of the Company in the session that took place on April 25, 2019.”

TENTH.- “The Stockholders' Meeting acknowledges and approves the document that contains the main accounting and reporting policies and criteria. A copy of such document shall be attached to the minutes of this Meeting.”

ELEVENTH.- “The Stockholders' Meeting acknowledges and approves the report on the compliance of tax obligations delivered to the Tax Administration Service (SAT) in the Annexes of Alternative Information to the Fiscal Opinion corresponding to the years 2017 and 2018 of the Company.”

TWELFTH.- “The Stockholders' Meeting acknowledges the relevant transactions and activities the Company was engaged in during the year 2018, as well as the activities of the Board of Directors of the Company. A copy of such documents shall be attached to the minutes of this Meeting.”

THIRTEENTH.- “The Stockholders' Meeting acknowledges and approves the Annual Reports of the Audit Committee and the Corporate Practices, Nominating and Compensation Committee, with respect to the activities performed during the year 2018, in accordance with the provisions in Article 43 of the Mexican Securities Market Law. A copy of such documents shall be attached to the minutes of this Meeting.”

FOURTEENTH.- “The Stockholders' Meeting acknowledges the composition of the Board of Directors of the Company, which is as follows:

Non-Independent Directors
Director	Alternate Director
Mr. Marcos Alejandro Martínez Gavica	Mr.Rodrigo Brand de Lara
Mr. Héctor Blas Grisi Checa	Mr. Ángel Rivera Congosto
Ms. Magdalena Sofía Salarich Fernández de Valderrama	Mr. Didier Mena Campos
Mr. Francisco Javier García-Carranza Benjumea	Mr. Emilio de Eusebio Saiz
Independent Series “F” Directors
Mr. Guillermo Güemez García	Mr. Juan Gallardo Thurlow
Ms. Barbara Garza Lagüera Gonda	Mr. Eduardo Carredano Fernández
Independent Series “B” Directors
Mr. Antonio Purón Mier y Terán	Mr. Jesús Federico Reyes Heroles González Garza
Mr. Fernando Benjamín Ruíz Sahagún	Mr. Rogelio Zambrano Lozano
Mr. Alberto Torrado Martínez	Mr. Guillermo Francisco Vogel Hinojosa
Ms. María de Lourdes Melgar Palacios	Mr. Joaquín Vargas Guajardo
Mr. Gina Lorenza Diez Barroso Azcárraga	Mr. Guillermo Jorge Quiroz Abed
Supervisory Body
Statutory Auditor	Mr. José Carlos Silva Sánchez Gavito

It is also expressly acknowledged that:

i).	The appointed and ratified persons have expressed their acceptance to such titles.

ii).	All of the Stockholders of both Series "F" and Series "B" shares consented to the composition of the Board of Directors as it was approved by the corresponding Special Meetings.”

FIFTEENTH.- “The remuneration for each Independent Director and Independent Alternate Director is hereby approved in an amount of:

➢	For each session of the Board of Directors and, as applicable, for each session of the Committee they attend as members, a remuneration equivalent to Mx$86,465.00 (eighty six thousand four hundred and sixty five Mexican pesos) less the corresponding withholding tax.

➢	In addition, the Director acting as President at any session of the Committees will receive an amount of Mx$99,435.00 (ninety nine thousand four hundred and thirty five Mexican pesos), less the corresponding withholding tax.

The Company expressed its gratitude to the Non-Independent Directors and Alternate Directors of the Series “F” shares for their renunciation of any remuneration that may have been due to them in connection with their service as Directors.”

SIXTEENTH.- “It is approved to pay to the Statutory Auditor of the Company an amount of:

➢	For each session of the Board of Directors and, as applicable, for each session of the Committee he attends, Mx$86,465.00 (eighty six thousand four hundred and sixty five Mexican pesos), less the corresponding withholding tax.

SEVENTEENTH.- “The Stockholders' Meeting approves the declaration of the payment of a cash dividend to the Stockholders of the Company from the item "Income from Previous Years", for an amount of Mx$4,843’000,000.00 (four thousand eight hundred forty three million Mexican pesos), to be paid on May 28, 2019”.

EIGHTEENTH.- “It is agreed that such dividend shall be distributed to Stockholders in accordance to the number of stocks they own in an amount of Mx$ 0.71357065370 per share.”

NINETEENTH.- “The Stockholders' Meeting agrees to empower Mr. Marcos Alejandro Martínez Gavica, Mr. Héctor Blas Grisi Checa, Mr. Fernando Borja Mujica, Mr. Juan Eduardo Llanos Reynoso and Ms. Rocío Erika Bulhosen Aracil so that they, jointly or individually, may carry out all the necessary actions for the publication of the Notice to Stockholders in the newspapers “El Financiero” and “El Economista”.

TWENTIETH.- “Mr. Marcos Alejandro Martínez Gavica, Mr. Héctor Blas Grisi Checa, Mr. Fernando Borja Mujica and Ms. Rocío Erika Bulhosen Aracil are hereby appointed as Special Delegates of this Meeting so that any of them, in the name and behalf of the Company, may appear before a Notary Public of their choice to formalize all or part of these Minutes and, if they consider it necessary or convenient, to prepare, subscribe and present the notices before any authority.

The Secretary and Assistant Secretary of the Board of Directors of the Company are authorized to issue simple or certified copies of these minutes as required and to make the necessary comments on the corporate books of the Company."